FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of  November 2003

Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X       Form 40-F
                                 ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


           Petr Voboril elected Chairman of Board of Directors of CEZ


At today's meeting, the Board of Directors of the power company CEZ elected Petr Voboril to the post of the new Chairman of the Board of Directors. Josef Sedlak was elected to the post of Vice-Chairman of the Board of Directors.

Today's vote had been discussed with the Supervisory Board, at its meeting of last Friday, when the attendees concurred that in the interest of the problem-free functioning of the company, and in accordance with its internal guidelines - including the Articles of Association, it is important that the post of the Chairman of the Board of Directors be filled.


Present composition of the Board of Directors:

Chairman: Ing. Petr Voboril

Deputy Chairman: Ing. Josef Sedlak

Members: Ing. Pavel Hejkal, Ing. David Svojitka and Ing. Jiri Vagner

Petr Voboril
Graduate of the Engineering Faculty of Czech Technical Univeristy, where he majored in technology of the environment and completed a program of post-graduate studies in the Heat Supply Development. In 1997, he completed the European-standard managerial skills program called InterManager. Has been a CEZ employee since 1980, working ten years in operations management and heat supply development. After 1990, he worked at various posts in economic departments, from January 1, 1995 he was Director of Planning and Analysis. Until September 30, 1998, he was Chairman of the Board of Directors of the pension fund Energie,
a. s.
From the year 2000, he was Deputy General Director of CEZ and the Executive Director for Finance and Administration. From October 16, 2002 he has been an Executive Director of Strategic Development at CEZ and on February 24, 2003 he was concurrently elected to the post of Vice Chairman of the Board of Directors of CEZ.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a. s.
                                             ------------------------
                                                   (Registrant)

Date:  November 3, 2003

                                             By: /s/ Libuse Latalova
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                                                   Libuse Latalova
                                            Head of Finance Administration